Exhibit 10.34

GOPHER PROTOCOL INC.
23129 Cajalco Road
Perris, California 92570

March 14 , 2016

Dr. Danny Rittman

7071 Florey Street

San Diego, California 92122

Re:	Intellectual Property Rights and Other Contractual Rights

Dear Mr. Rittman:

It is hereby acknowledged and agreed to by you and Gopher Protocol Inc. (the "Company") as follows.

This letter is intended to clarify the relationship between you and the Company and the ownership of certain technology in connection with certain agreements previously entered into between Company entered with you and third parties. Specifically, the Company entered into that certain Territorial License Agreement with Hermes Roll LLC (to be formed) dated March 4, 2015 ( https://www.sec.gov/Archives/edgar/data/1471781/000161577415000456/s100846_ex10-1.htm) (the "Territorial License Agreement"), which such agreement was amended to expand the related territorial license to a worldwide license pursuant to that certain Amended and Restated Territorial License Agreement dated June 16, 2015 (https://www.sec.gov/Archives/edgar/data/1471781/000161577415001510/s101339_ex10-1.htm) (the "Amended and Restated Territorial License Agreement"), and that certain Letter Agreement (the "Letter Agreement") entered into between you and the Company dated August 20, 2015 (https://www.sec.gov/Archives/edgar/data/1471781/000161577415002358/s101739_ex10-1.htm) pursuant to which you and the Company agreed that (i) all inventions, improvements and developments made or conceived by Dr. Danny Rittman, either solely or in collaboration with others pertaining to Company's business, would be the property of Company, and (ii) Dr. Rittman would assign to the Company any and all intellectual property related to the Company's consumer heuristic technology platform. In addition, the Company entered into that certain employment agreement with you dated June 30, 2015 (the “Employment Agreement”) (https://www.sec.gov/Archives/edgar/data/1471781/000161577415001669/s101408_8k.htm). The Company is presently in default of the Territorial License Agreement as it has failed to form Hermes Roll LLC.

The aforementioned agreements were tied to the funding of the Company in the minimum amount of $5,000,000 (the "Required Funding") and the assignment to the Company and/or ownership by the Company of all past, present and future technology in the form of intellectual property, including, but not limited to patents, trademarks, domains, applications, social media pages (e.g. Twitter, LinkedIn and landing pages) (collectively, the "IP"), which such IP was paid for exclusively by Dr. Danny Rittman and/or his affiliated companies, was contingent upon the Company obtaining the Required Funding by no later than October 30, 2015 (the "Contingency"). Accordingly, it was agreed to by the parties that (i) all inventions, improvements and developments made or conceived by the Dr. Danny Rittman, either solely or in collaboration with others pertaining to Company's business, would be the property of the Company subject to the Contingency and (ii) all assignments of intellectual property by Dr. Danny Rittman to the Company related to the Company's consumer heuristic technology platform would be subject to the Contingency. In the event the Contingency was not met, the Letter Agreement would be cancelled and rendered null and void.

The Company has acknowledged defaults on its agreements in its quarterly filing on form10-Q, disclosing the severe contingency in footnote 12 stating:

On June 16, 2015, the Company and Hermes entered into that certain Amended and Restated Territorial License Agreement, amending and restating the Territorial License Agreement to grant the Company an exclusive worldwide license to the Technology. In addition, subject to the Company providing Hermes with $5,000,000 in working capital, for a period of one year, the Company will have the option to acquire a 100% of the membership interest of Hermes in consideration of 20,000,000 shares of common stock of the Company. Further, in the event the Company provides less than $5,000,000 to Hermes the Company will have the option to acquire a pro-rata portion of the membership interests of Hermes in consideration of a pro-rata amount of shares of common stock of the Company. As such, the ownership of all intellectual properties as described in footnote 1 is contingent upon the Company providing this funding. Failure of the Company providing this funding, in full, or partially, will automatically terminate any GOPH ownership of the intellectual properties, and the Company will be a licensor per the license agreement dated March 4, 2015. “

The parties hereby acknowledge that the primary Contingency was not met by the Company technically resulting in the cancellation of the Letter Agreement and rendering the Letter Agreement null and void. Moreover, the Company failed to meet its obligations under the Amended and Restated Territorial License Agreement, including the further development of the consumer heuristic technology platform, thereby creating a vacuum in its development in all aspects, including the ability to obtain funding, resulting in the need for Dr. Rittman’s partners to perform the necessary development work related to the above agreements, risking a default on the part of the Company with regards to the Amended and Restated Territorial License Agreement. Hermes Roll LLC was never formed, effectively voiding the Amended and Restated Territorial License Agreement due to the fact that a party to the agreement does not validly or legally exist. The parties hereby also acknowledge that as a result of the default of the Contingency by the Company, Dr. Rittman has put the Company on notice of his ability to terminate the Territorial License Agreement, the Amended and Restated Territorial License Agreement, the Letter Agreement and the Employment Agreement (collectively, the "Agreements"). The Company, as previously stated, agrees that it is in severe default with respect to the Agreements with the exception of the Employment Agreement.

Further, Dr. Rittman has introduced the Company to his Epsilon EDA software and has introduced the Company to Qualcomm, which is currently considering entering into an evaluation agreement with the Company. The Company acknowledges and agrees that such opportunities have been introduced to the Company solely by Dr. Rittman. The Company further acknowledges that it has connection to the Epsilon EDA technology or software, or any connection or contact with Qualcomm.

The parties hereto have agreed to further explore the business relationship for a reasonable period of time (the "Moratorium") and that during the Moratorium, the original Territorial License Agreement will remain in place. In addition, the parties hereto have agreed to terminate the remaining Agreements effective immediately and that such terminated remaining Agreements shall be rendered null and void effective immediately.

Accordingly, Dr. Rittman will resign as an executive officer of the Company, but will remain as a director of the Company and will continue to provide his professional services to the Company as an outside consultant in consideration of fees to be agreed to by the parties. All intellectual property will remain in the possession of the Dr. Rittman and his private partners and the Company shall remain a licensee of the intellectual property pursuant the terms of the Territorial License Agreement. The parties hereto have agreed to jointly develop the Company's first product utilizing the license granted to the Company by Dr. Rittman pursuant to the Territorial License Agreement.

The Moratorium has been agreed to by the parties as an effort to develop aspects of the licensed technology and to create a product in the form of an electronic circuit devised of a proprietary microchip that is within a sticky patch package (the "Patch"). The Patch can be attached to any object, mobile or static. The electronic circuit communicates with other similar working patches via a separate, secured network.

The Company and Dr. Rittman intend to commence the joint development of the Patch through a private limited liability company to be formed under the name, “Guardian Patch LLC” (the “LLC”). Dr. Rittman's private investors will provide all initial funding for development of the Patch through the LLC and may engage third parties in funding the development of the Patch. All of the membership interests of the LLC will be pledged to the private investors who fund the development of the Patch until the investors have been paid back their respective amount of investment, subject to the ultimate structures of the investments.

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We kindly request that you execute this letter below indicating that you agree with the above statements.

Sincerely,

Gopher Protocol Inc.

By: /s/ Michael Murray

Name: Michael Murray

Title: CEO

AGREED AND ACKNOWLEDGED:

/s/ Danny Rittman

Dr. Danny Rittman

Guardian Patch, LLC (In corporation)

/s/ Mo Jacob

By: Mo Jacob, Manager